Exhibit (a)(1)(iii)

Offer to Purchase for Cash

by

Verso Corporation

of

Up to $55 Million Aggregate Purchase Price of Shares of Its Class A Common Stock

At a Purchase Price Not Greater than $18.30 per Share

Nor Less than $16.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00

MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, JUNE 10, 2021, UNLESS

THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE

“EXPIRATION DATE”) OR TERMINATED.

May 13, 2021

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Verso Corporation, a Delaware corporation (“Verso”), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash shares of its Class A common stock, $0.01 par value per share (the “Shares”), having an aggregate purchase price of up to $55 million, at a price not greater than $18.30 nor less than $16.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

Verso will, upon the terms and subject to the conditions of the Offer, determine a single price per Share that it will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares so tendered and the prices specified, or deemed specified, by tendering stockholders. Verso will select the lowest single purchase price, not greater than $18.30 nor less than $16.00 per Share, that will allow it to purchase Shares having an aggregate purchase price of $55 million, or a lower amount depending on the number of Shares properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”). Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate purchase price of less than $55 million are properly tendered and not properly withdrawn, Verso will buy all Shares properly tendered and not properly withdrawn. Only Shares properly tendered prior to the Expiration Date at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased in the Offer at the Final Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any delay in making such payment. All Shares acquired in the Offer will be acquired at the Final Purchase Price. Verso reserves the right, in its sole discretion, to change the purchase price range per Share and to increase or decrease the aggregate purchase price of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), Verso may increase the number of Shares accepted for payment in the Offer by an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer.

Verso reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law.

Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate purchase price of more than $55 million, or such greater amount as Verso may elect to pay, subject to applicable law, have been validly tendered, and not properly withdrawn before the Expiration Date, at prices at or below the Final Purchase Price, Verso will accept the Shares to be purchased in the following order of priority:

(i) from all odd lots of less than 100 Shares at the Final Purchase Price from stockholders who validly tender all of their Shares at or below the Final Purchase Price and who do not validly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder will not qualify for this preference);

(ii) after purchasing all the odd lots that were validly tendered at or below the Final Purchase Price, from all stockholders who properly tender Shares at or below the Final Purchase Price, on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase and with appropriate adjustment to avoid purchases of fractional Shares; and

(iii) only if necessary to permit Verso to purchase Shares having an aggregate purchase price of $55 million (or such greater amount as Verso may elect to pay, subject to applicable law), from holders who have tendered Shares at or below the Final Purchase Price subject to the condition that a specified minimum number of the holder’s Shares be purchased if any Shares are purchased in the Offer as described in the Offer to Purchase (for which the condition was not initially satisfied) by random lot, to the extent feasible.

To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares. Therefore, it is possible that Verso will not purchase all of the Shares tendered by a stockholder even if such stockholder tenders its Shares at or below the Final Purchase Price. Shares tendered at prices greater than the Final Purchase Price and Shares not purchased because of proration, “odd lot” or conditional tender provisions will be returned to the tendering stockholders at Verso’s expense promptly after the Expiration Date. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

The Offer is not conditioned on the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;

3.

A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	A return envelope addressed to Computershare Trust Company, N.A., as Depositary for the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, JUNE 10, 2021, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

For Shares to be tendered properly pursuant to the Offer, the certificates for such Shares, or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before 12:00 Midnight, New York City time, at the end of Thursday, June 10, 2021 by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase.

Verso will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees (other than fees to the Dealer Manager and the Information Agent, as described in Section 15 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Verso will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer to Purchase, the Letter of Transmittal and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, trust company or other nominee has been authorized to act as the agent of Verso, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. Verso will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares except as otherwise provided in the Offer to Purchase or Instruction 7 in the Letter of Transmittal.

Any questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, Georgeson LLC, at: (866) 729-6811.

Very truly yours,

BofA Securities, Inc.

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF VERSO, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.